April 9, 2014

Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Albemarle Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-12658

Dear Mr. O’Brien:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 26, 2014 in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2013, filed on February 25, 2014 (the “2013 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 31

Comparison of 2013 to 2012, page 31

1.
We note that changes in your pension and OPEB (benefits) costs materially impacted your gross profit and selling, general and administration expense. Please discuss your underlying accounting for these items and how the changes in your material underlying assumptions impacted the amount of these (benefits) costs recognized. Also explain the specific factors that resulted in the actuarial gain recognized in 2013 compared to the actuarial losses recognized in 2012 and 2011. Please provide draft disclosure revisions with your response.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we submit the following clarification regarding the underlying accounting for our pension and OPEB (benefits) costs:

As indicated on page 42 of our 2013 Form 10-K under “Summary of Critical Accounting Policies and Estimates - Pension Plans and Other Postretirement Benefits,” actuarial gains and losses are recognized annually in our consolidated statements of income in the fourth quarter and whenever a plan is determined to qualify for a remeasurement during a fiscal year. Additionally, on pages 42 - 43, we outline the primary assumptions related to the valuation of benefit plan obligations and the performance of plan assets, and how those assumptions are determined.

In further response to the Staff’s comment, in future filings we will expand our disclosure to discuss specific factors that contribute to material changes in our pension and OPEB (benefits) costs included in our gross profit and selling, general and

Mr. Terence O'Brien
April 9, 2014

administrative expenses. Set forth below are the subheadings “Gross Profit” and “Selling, General and Administrative Expenses,” under “Results of Operations - Comparison of 2013 to 2012” on pages 31 - 32, and under “Results of Operations - Comparison of 2012 to 2011” on page 36, revised to reflect our proposed disclosure (items in bold are in addition to previous disclosures):

“Comparison of 2013 to 2012

Gross Profit
For the year ended December 31, 2013, our gross profit decreased $48.6 million, or 5%, from the corresponding 2012 period due mainly to overall unfavorable pricing impacts, unfavorable currency impacts mainly from a weaker Japanese yen, and higher manufacturing costs. These were partly offset by favorable impacts from lower variable input costs and favorable overall volumes. Additionally, our gross profit for 2013 was impacted by approximately $42.2 million of pension and OPEB benefits (including mark-to-market actuarial gains of $42.7 million) allocated to cost of goods sold, as compared to $26.3 million of pension and OPEB costs (including mark-to-market actuarial losses of $25.9 million) allocated to cost of goods sold in 2012. Pension and OPEB costs included in cost of goods sold for 2012 include a correction of $3.5 million for actuarial gains that relate to 2011. Overall, these factors contributed to our gross profit margin of 32.9% for the current year, down from 33.1% in 2012.
The mark-to-market actuarial gain in 2013 is primarily attributable to: (a) an increase in the weighted-average discount rate for our pension plans to 5.00% from 4.04% to reflect market conditions as of the December 31, 2013 measurement date; (b) the actual return on U.S. pension plan assets of 15.07% was higher than the expected return of 7.25% as a result of overall market and investment portfolio performance; and (c) changes in demographic assumptions, such as mortality rates, rate of compensation increases and other factors, related to our pension plans.
The mark-to-market actuarial loss in 2012 is primarily attributable to: (a) a decrease in the weighted-average discount rate for our pension plans to 4.04% from 5.04% to reflect market conditions as of the December 31, 2012 measurement date, and; (b) changes in demographic assumptions, such as mortality rates, rate of compensation increases and other factors, related to our pension plans. The mark-to-market actuarial loss in 2012 was partially offset by a higher return on pension plan assets in 2012 than was expected, as a result of overall market and investment portfolio performance. The actual return on U.S. pension plans assets was 11.90% versus an expected return of 8.25%.
Selling, General and Administrative Expenses
For the year ended December 31, 2013, our selling, general and administrative (SG&A) expenses decreased $150.3 million, or 48%, compared to the year ended December 31, 2012. This decrease was primarily due to favorable pension and OPEB items, lower personnel costs and lower sales commissions partly offset by higher expenses for services. SG&A expenses for 2013 includes approximately $90.5 million of pension and OPEB benefits (including mark-to-market actuarial gains of $96.3 million), as compared to $51.1 million of pension and OPEB costs (including mark-to market actuarial losses of $49.8 million) in 2012. The mark-to-market actuarial gains and losses in 2013 and 2012, respectively, resulted from the factors as discussed in Gross Profit above. Additionally, pension and OPEB costs included in SG&A for 2012 include a correction of $6.8 million for actuarial gains that relate to 2011.
SG&A expenses for 2012 included (a) a gain of $8.1 million resulting from proceeds received in connection with the settlement of litigation (net of legal fees), and (b) an $8 million charitable contribution to the Albemarle Foundation, a non-profit organization that sponsors grants, health and social projects, educational initiatives, disaster relief, matching gift programs, scholarships and other charitable initiatives in locations where our employees live and operate.
As a percentage of net sales, SG&A expenses were 6.2% for the year ended December 31, 2013, compared to 11.4% for the corresponding period in 2012.”

Mr. Terence O'Brien
April 9, 2014

“Comparison of 2012 to 2011

Gross Profit
For the year ended December 31, 2012, our gross profit decreased $45.0 million, or 5%, from the corresponding 2011 period due mainly to overall unfavorable pricing impacts from volatility in both metals surcharges and related cost impacts in refinery catalysts (particularly rare earths), unfavorable foreign currency impacts and unfavorable manufacturing spending, partly offset by favorable overall volume impacts. Additionally, our gross profit for 2012 was impacted by approximately $26.3 million of pension and OPEB costs (including mark-to-market actuarial losses of $25.9 million) allocated to cost of goods sold, as compared to $31.7 million of pension and OPEB costs (including mark-to-market actuarial losses of $29.8 million) allocated to cost of goods sold in 2011. Pension and OPEB costs included in cost of goods sold for 2012 include a correction of $3.5 million for actuarial gains that relate to 2011. Overall, these factors contributed to our gross profit margin for the current year of 33.1% , essentially flat with the corresponding period in 2011.
The mark-to-market actuarial loss in 2012 is primarily attributable to: (a) a decrease in the weighted-average discount rate for our pension plans to 4.04% from 5.04% to reflect market conditions as of the December 31, 2012 measurement date, and; (b) changes in demographic assumptions, such as mortality rates, rate of compensation increases and other factors, related to our pension plans. The mark-to-market actuarial loss in 2012 was partially offset by a higher return on pension plan assets in 2012 than was expected, as a result of overall market and investment portfolio performance. The actual return on U.S. pension plans assets in 2012 was 11.90% versus an expected return of 8.25%.
The mark-to-market actuarial loss in 2011 is primarily attributable to: (a) a decrease in the weighted-average discount rate for our pension plans to 5.04% from 5.40% to reflect market conditions as of the December 31, 2011 measurement date; (b) the actual return on U.S. pension plans assets of 0.53% was lower than the expected return of 8.25% as a result of overall market and investment portfolio performance; and (c) changes in demographic assumptions, such as mortality rates, rate of compensation increases and other factors, related to our pension plans.
Selling, General and Administrative Expenses
For the year ended December 31, 2012, our SG&A expenses decreased $46.8 million, or 13%, compared to the year ended December 31, 2011. This decrease was primarily due to lower personnel-related costs (particularly incentive compensation) and other spending as well as favorable impacts from foreign currency. Our SG&A expenses for 2012 were impacted by approximately $51.1 million of pension and OPEB costs (including mark-to-market actuarial losses of $49.8 million), as compared to $65.5 million (including mark-to-market actuarial losses of $62.4 million) in 2011. The mark-to-market actuarial losses in 2012 and 2011 resulted from the factors as discussed in Gross Profit above. Additionally, pension and OPEB costs included in SG&A for 2012 include a correction of $6.8 million for actuarial gains that relate to 2011.
SG&A expenses for 2012 included (a) a gain of $8.1 million resulting from proceeds received in connection with the settlement of litigation (net of legal fees), and (b) an $8 million charitable contribution to the Albemarle Foundation, a non-profit organization that sponsors grants, health and social projects, educational initiatives, disaster relief, matching gift programs, scholarships and other charitable initiatives in locations where our employees live and operate.
As a percentage of net sales, SG&A expenses were 11.4% for the year ended December 31, 2012, compared to 12.6% for the corresponding period in 2011.”

Mr. Terence O'Brien
April 9, 2014

2.
We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments. Please provide draft disclosure revisions with your response.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings under “Results of Operations” we will include language that provides a comprehensive discussion and analysis of material items, including foreign currency translations, included in other comprehensive income (loss) similar to the following comparison of 2013 to 2012:

“Other Comprehensive Income
Total other comprehensive income, net of tax, was $31.3 million in 2013 compared to $24.8 million in 2012. The majority of these amounts are the result of translating our foreign subsidiary financial statements from their local currencies to U.S. Dollars. In 2013, other comprehensive income from foreign currency translation adjustments was $31.7 million, mainly as a result of favorable movements in the European Union Euro of approximately $42 million, partially offset by unfavorable movements in the Brazilian Real of approximately $14 million. In 2012, other comprehensive income from foreign currency translation adjustments was $28.8 million, mainly as a result of favorable movements in the European Union Euro, British Pound Sterling and Korean Won of approximately $20 million, $12 million and $5 million, respectively, partially offset by unfavorable movements in the Brazilian Real of approximately $9 million.”

Segment Information Overview, page 33

3.
Please discuss in greater detail the business reasons for the changes between periods in segment net sales and segment income. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. In light of the fact that you have realigned your operating segments effective January 1, 2014, please address this comment in future filings as it relates to your Performance and Catalyst operating segments. In this regard, please ensure that you discuss any significant business issues affecting the product markets underlying these two operating segments. See Item 303(a)(3) of Regulation S-K. Please provide draft disclosure revisions with your response.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, our future filings will be specific regarding the business reasons and magnitude for significant changes between periods in segment net sales and segment income. In light of the fact that we have realigned our operating segments effective January 1, 2014, we will address this comment in future filings as it relates to our Performance Chemicals and Catalyst Solutions operating segments. As an example, our discussion of the significant changes in segment net sales and segment income for 2013 as compared to 2012, as recently filed in our 2013 Form 10-K, would have read as follows (items in bold are in addition to previous disclosures):
“Polymer Solutions
Polymer Solutions segment net sales for the year ended December 31, 2013 were $864.4 million, down $27.8 million, or 3%, in comparison to the same period in 2012. The decrease was driven mainly by our mid-year 2012 exit of the phosphorus flame retardants business, an impact of $33.6 million. Other unfavorable impacts from lower pricing due to market conditions of $50 million, mainly in Flame Retardants and Additives, and net currency impacts of $3 million due mainly to the weaker Japanese yen (partly offset by favorable impacts from the European Union Euro) were more than offset by favorable overall volume impacts of $59 million due to stronger market demand. Segment income for Polymer Solutions was down 22%, or $44.8 million, to $157.9 million for the year ended 2013 compared to 2012, as a result of lower pricing due to market conditions of $50 million, mainly in Flame Retardants and Additives, higher variable input costs of natural gas and certain raw materials of $6 million, higher manufacturing costs of $17 million, and unfavorable currency impacts of $6 million mainly due to the weaker Japanese yen. Also contributing to the decrease was $2.5 million in higher net income attributable to noncontrolling

Mr. Terence O'Brien
April 9, 2014

interests in our JBC joint venture. These were partly offset by favorable volume impacts due to stronger market demand of $33 million, mainly in Brominated Flame Retardants and Additives and favorable equity in net income of $2 million from our unconsolidated investment in Magnifin.

Catalysts
Catalysts segment net sales for the year ended December 31, 2013 were $1.0 billion, a decrease of $66.3 million, or 6%, compared to the year ended December 31, 2012. This decrease was due mainly to unfavorable pricing on lower metals surcharges in Refinery Catalyst Solutions of $100 million, and lower pricing and volumes in Performance Catalyst Solutions of $13 million due to the overall balance of demand and supply, partly offset by favorable volumes in Refinery Catalyst Solutions of $46 million due to stronger market demand. Catalysts segment income decreased 16%, or $46.6 million, to $245.6 million for the year ended December 31, 2013 in comparison to the corresponding period of 2012. This decrease was due primarily to net unfavorable pricing impacts of $51 million, mainly from volatility in metals surcharges and related cost impacts in Refinery Catalyst Solutions, unfavorable manufacturing costs of $15 million, and $8.8 million lower equity in net income of unconsolidated investments. These were partly offset by favorable volume impacts of $30 million due to stronger market demand, mainly in Refinery Catalysts Solutions.

Fine Chemistry
Fine Chemistry segment net sales for the year ended December 31, 2013 were $750.4 million, a decrease of $34.8 million, or 4%, versus the prior year. This decrease was primarily attributable to the timing of custom services projects (unfavorable $16 million), lower overall pricing impacts due to market conditions of $12 million, and unfavorable volumes in our pharmaceutical businesses of $16 million, partly offset by favorable bromine portfolio volumes of $10 million based on market demand. Segment income for the year ended December 31, 2013 was $131.7 million, down 21% from the corresponding period in 2012. The decrease was due to lower pricing due to market conditions of $12 million, unfavorable volume impacts of $4 million due mainly to delays in product launches in our Fine Chemistry Services businesses and unfavorable volumes in our agricultural intermediates business, higher manufacturing costs of $10 million and $5.4 million higher net income attributable to noncontrolling interests associated with a contractual reduction in our share of profits at our Jordan joint venture.

Corporate and other
For the year ended December 31, 2013, Corporate and other income was $86.1 million compared to Corporate and other expense of $123.8 million for the corresponding period in 2012. This improvement was primarily due to favorable pension and OPEB plan impacts of $211 million. Corporate and other income for 2013 includes $143.1 million of pension and OPEB benefits (including mark-to market actuarial gains) compared to $68.0 million of pension and OPEB costs in 2012. Pension and OPEB costs included in Corporate and other for 2012 include a correction of $10.3 million (comprised of $3.5 million in cost of goods sold and $6.8 million in SG&A) for actuarial gains that relate to 2011.”

Financial Condition and Liquidity, page 45

4.
You indicate that the decrease in cash provided by operating activities in 2013 versus 2012 was primarily due to the decrease in gross profit from your business offset by lower pension contributions and higher deferred income taxes. Please expand your disclosures to provide a discussion of the underlying reasons for the changes in these two material components of your cash flows from operating activities.

Mr. Terence O'Brien
April 9, 2014

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that a discussion of the items affecting gross profit in 2013 versus 2012 can be found on pages 31 - 32 under “Results of Operations - Comparison of 2013 to 2012,” under the subheading “Gross Profit” and will be expanded as per our response to the Staff’s comment #1 above. In further response to the Staff’s comment, in future filings we will expand our disclosure to include discussion of the underlying reasons for changes in the main components of our cash flows from operating activities under the heading “Financial Condition and Liquidity - Cash Flow.”

5.
You indicate that the increase in net current assets was due primarily to increases in accounts receivable and inventories. In light of your decrease in net sales from 2012 to 2013, please expand your disclosures to provide a discussion of the underlying reasons for the increase in accounts receivable and inventory. Please also address whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-83.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we would like to clarify that although full year 2013 net sales are down versus 2012 as noted on page 99 of our filing, net sales for the fourth quarter of 2013 are in fact up slightly versus the same period in 2012. We would further like to clarify that the three-month period ending with the balance sheet date is more relevant to the end of period accounts receivable than the previous nine months, however even that relationship is not as direct for us as is the two-month period leading up to the balance sheet date, as our accounts receivable are largely driven by the last two months prior to the balance sheet date, in addition to variations over time in balances past due. In order to avoid any confusion, we believe that it would be in the best interest of our readers to disclose information about significant increases or decreases in current assets and current liabilities, as they affect cash flow, in narrative form rather than using metrics, which might easily be misinterpreted.

In further response to the Staff’s comment, in future filings we will be certain to expand our comments appropriately to include information as to the underlying reasons for increases and decreases in net current assets, in keeping with the guidance offered by SEC Interpretive Release 33-8350 that “a company's discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements.” Set forth below is the fourth paragraph of our discussion under “Cash Flow” on page 45, revised to reflect our proposed disclosure (items in bold are in addition to previous disclosures):

“Net current assets increased to approximately $1.05 billion at December 31, 2013 from $1.02 billion at December 31, 2012. The increase in net current assets was due primarily to increases in accounts receivable and inventories, partly offset by increases in accounts payable, accrued expenses and the current portion of long-term debt. The changes in net current assets are due to the timing of the sale of goods and other normal transactions leading up to the balance sheet dates and are not the result of any policy changes by the Company, nor do they reflect any change in either the quality of our net current assets or our expectation of success in converting net working capital to cash in the normal course of business.”

Financial Statements and Supplementary Data, page 53

Consolidated Statements of Income, page 56

6.
Please tell us whether you include depreciation and amortization in your measure of cost of sales. If the amount reported as cost of goods sold is exclusive of depreciation and amortization, please expand your disclosure under the cost of goods sold caption and elsewhere in the document where you present cost of sales to comply with the guidance in SAB Topic 11:B.

Mr. Terence O'Brien
April 9, 2014

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will clarify that the Company does in fact report the majority of its depreciation and amortization in Cost of goods sold, with minor amounts also recorded in Selling, general and administrative expenses and Research and development expenses depending on the functional utilization of the related assets. In future 10-K filings we will include language to this effect in Note 1—Summary of Significant Accounting Policies as follows:

“The Company records depreciation and amortization in its consolidated statements of income primarily in Cost of goods sold, with minor amounts also recorded in Selling, general and administrative expenses and Research and development expenses depending on the functional utilization of the related assets.”

Note 1-Summary of Significant Accounting Policies, page 60

Performance and Life Cycle Guarantees, page 60

7.
Please address whether there are there have been circumstances under which you have recognized revenue related to products that have performance and life cycle guarantees and subsequently received a customer claim related to these guarantees. If so, please tell us and disclose how you account for these apparent contingent contingencies. In doing so, please also clarify the typical length of the contractual periods related to these guarantees. In this regard, we note your disclosure on page 16 that a successful claim or series of claims against you related to your performance and life cycle guarantees could have a material adverse effect on our financial condition and results of operations and could result in a loss of one or more customers.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that we have not had any significant claims related to these guarantees for which we have been required to reverse any revenue amounts previously recognized. The typical life cycle of our refinery catalyst products, which account for the vast majority of such life cycle guarantees, ranges from one to three years, and so the related performance guarantees are typically of the same length. Based upon our past experience in customer refinery units, the criteria for the vast majority of our performance or life cycle guarantees are satisfied with no customer claims for compensation related thereto. However, in those cases where we provide catalysts with a related performance guarantee to be settled in cash, and we do not have reliable data about the expected performance based on either experience or testing, we defer the recognition of any revenues and costs related to the sale until such time as the guaranteed performance criteria have been met. Accordingly, we do not expect to have any significant reversals of previously recognized income related to life cycle guarantees. The risk factor disclosure is intended to cover any potential event that deviates from our experience.

Note 18- Income Taxes, page 88

8.	Please expand your disclosure to include the cumulative amount of undistributed earnings of foreign subsidiaries in accordance with ASC 740-30-50-2b.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future 10-K filings we will provide disclosure in substance similar to the following:

“As of December 31, 2013, we have not recorded U.S. income taxes on approximately $0.9 billion of cumulative undistributed earnings of our non-U.S. subsidiaries and joint ventures, as these earnings are intended to be either permanently reinvested or subject to a tax-free liquidation and do not give rise to significant incremental U.S. taxes. A determination of the amount of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.”

***

Mr. Terence O'Brien
April 9, 2014

We acknowledge that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact me at (225) 388-7536.

Sincerely,

ALBEMARLE CORPORATION

/s/ Scott A. Tozier
Scott A. Tozier
Senior Vice President and Chief Financial Officer

cc:    Jeanne Baker
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

Tracie Towner
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Karen G. Narwold
Senior Vice President, General Counel, Corporate and Government Affairs, Corporate Secretary
Albemarle Corporation

Donald J. LaBauve, Jr.
Vice President, Corporate Controller and Chief Accounting Officer
Albemarle Corporation